UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

December 2008 Up 1.0% Year over Year

Mexico City, January 7, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for December 2008 increased by 1.0% when compared to December 2007.

All figures in this announcement reflect comparisons between December 1 through December 30, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2007	December 2008	% Change
Cancún	296,240	277,469	(6.3)
Cozumel	10,816	6,100	(43.6)
Huatulco	26,063	31,574	21.1
Mérida	116,965	90,418	(22.7)
Minatitlán	15,028	12,528	(16.6)
Oaxaca	48,143	52,393	8.8
Tapachula	21,053	21,339	1.4
Veracruz	76,878	75,380	(1.9)
Villahermosa	83,089	67,652	(18.6)
Total Domestic	694,275	634,853	(8.6)

International
Airport	December 2007	December 2008	% Change
Cancún	729,543	810,842	11.1
Cozumel	32,632	28,764	(11.9)
Huatulco	9,438	8,087	(14.3)
Mérida	11,482	8,619	(24.9)
Minatitlán	385	305	(20.8)
Oaxaca	4,027	5,238	30.1
Tapachula	213	284	33.3
Veracruz	5,811	5,629	(3.1)
Villahermosa	4,466	4,543	1.7
Total International	797,997	872,311	9.3

Total
Airport	December 2007	December 2008	% Change
Cancún	1,025,783	1,088,311	6.1
Cozumel	43,448	34,864	(19.8)
Huatulco	35,501	39,661	11.7
Mérida	128,447	99,037	(22.9)
Minatitlán	15,413	12,833	(16.7)
Oaxaca	52,170	57,631	10.5
Tapachula	21,266	21,623	1.7
Veracruz	82,689	81,009	(2.0)
Villahermosa	87,555	72,195	(17.5)
ASUR Total	1,492,272	1,507,164	1.0

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: January 7, 2009